

東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



06011673

SUPPL

1st March, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 28th February, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 1 3 2006
WASH. D.C.
199
SECTION

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

SEC FILE NO. 82-3735

China·Daily 1 March 2006, Wednesday Announcement 10

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

CHANGES IN DIRECTORS

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") announces the following changes in directors of the Company:

1. Mr. Zhou Zhongshu was appointed as an executive director and the chairman of the Company with effect from 28th February, 2006; and
2. Mr. Lin Xizhong resigned as an executive director and the chairman of the Company with effect from 28th February, 2006.

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHAIRMAN

Mr. ZHOU Zhongshu, aged 53, was appointed as an executive director and the chairman of the Company with effect from 28th February, 2006. Mr. Zhou is the president of China Minmetals Corporation ("**China Minmetals**") and the chairman of China Minmetals Non-ferrous Metals Company Limited and China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"). China Minmetals and Minmetals HK are indirectly interested in approximately 53.95% of the issued share capital of the Company. Mr. Zhou is also the chairman of Minmetals Development Co., Ltd. (a company listed on the Shanghai Stock Exchange) and a non-executive director and the chairman of Minmetals Resources Limited (a company listed on The Stock Exchange of Hong Kong Limited). Mr. Zhou graduated from the Shanghai International Studies University in the People's Republic of China and majored in Spanish language. He joined China Minmetals in 1978. From 2000 to 2002, Mr. Zhou was Commercial Counsellor of Chinese Embassy in Spain. Mr. Zhou has over 25 years of experience in international trading, strategic investment and real estate development business.

Save as disclosed above, Mr. Zhou did not hold any directorships in other listed public companies in the last three years and has no other connections with any directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company. There is no service contract between the Company and Mr. Zhou. The emoluments of directors of the Company are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions. Save as disclosed above, there are no other matters in relation to the appointment of Mr. Zhou, which need to be brought to the attention of the shareholders of the Company.

The Board would like to extend its warmest welcome to Mr. Zhou.

RESIGNATION OF EXECUTIVE DIRECTOR AND CHAIRMAN

Mr. Lin Xizhong resigned as an executive director and the chairman of the Company with effect from 28th February, 2006 due to personal reasons.

Mr. Lin has confirmed to the Board that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its sincere gratitude to Mr. Lin for his contributions towards the Company during his tenure of office.

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely Mr. Zhou Zhongshu, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 28th February, 2006

香港商報 2006年3月1日 星期三 B4

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

董事變更

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)謹此宣佈以下有關本公司董事變更：

1. 周中樞先生獲委任為本公司執行董事兼主席，生效日期為二零零六年二月二十八日；及

2. 林錫忠先生辭任本公司執行董事兼主席，生效日期為二零零六年二月二十八日。

委任執行董事兼主席

周中樞先生，現年五十三歲，獲委任為本公司執行董事兼主席，生效日期為二零零六年二月二十八日。周先生為中國五礦集團公司(「**中國五礦**」)總裁、五礦有色金屬股份有限公司及中國五礦香港控股有限公司(「**香港五礦**」)之董事長。中國五礦及香港五礦間接擁有本公司已發行股本約53.95%之權益。周先生亦為五礦發展股份有限公司(一家於上海證券交易所上市之公司)之董事長及五礦資源有限公司(一家於香港聯合交易所有限公司上市之公司)之非執行董事兼董事長。周先生畢業於中國上海外國語大學，主修西班牙語。彼在一九七八年加入中國五礦。在二零零零年至二零零二年期間，周先生曾擔任中國駐西班牙使館之商務參贊。周先生在國際貿易、策略投資及房地產發展行業擁有超過二十五年之豐富經驗。

除上文所披露者外，周先生於過去三年未有在其他上市公眾公司擔任董事職務，亦與本公司任何董事、高級管理層或主要股東或控股股東沒有其他關連。彼並無擁有任何本公司之股份權益。周先生並無與本公司訂立服務合約。本公司董事之酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。除上文所披露者外，概無任何有關委任周先生之其他事宜須知會本公司之股東。

董事會謹此表示熱烈歡迎周先生。

執行董事兼主席辭任

林錫忠先生因私人理由辭任本公司執行董事兼主席，生效日期為二零零六年二月二十八日。

林先生向董事會確認，彼與董事會並無意見分歧，亦無任何須知會本公司股東之事宜。

董事會謹此向林先生於任內對本公司所作出之貢獻致以衷心謝意。

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即周中樞先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
董事總經理
王幸東

香港，二零零六年二月二十八日

* *僅供識別*





China Daily 1 March 2006, Wednesday Announcement 10

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

CHANGES IN DIRECTORS

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") announces the following changes in directors of the Company:

1. Mr. Zhou Zhongshu was appointed as an executive director and the chairman of the Company with effect from 28th February, 2006; and
2. Mr. Lin Xizhong resigned as an executive director and the chairman of the Company with effect from 28th February, 2006.

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHAIRMAN

Mr. ZHOU Zhongshu, aged 53, was appointed as an executive director and the chairman of the Company with effect from 28th February, 2006. Mr. Zhou is the president of China Minmetals Corporation ("**China Minmetals**") and the chairman of China Minmetals Non-ferrous Metals Company Limited and China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"). China Minmetals and Minmetals HK are indirectly interested in approximately 53.95% of the issued share capital of the Company. Mr. Zhou is also the chairman of Minmetals Development Co., Ltd. (a company listed on the Shanghai Stock Exchange) and a non-executive director and the chairman of Minmetals Resources Limited (a company listed on The Stock Exchange of Hong Kong Limited). Mr. Zhou graduated from the Shanghai International Studies University in the People's Republic of China and majored in Spanish language. He joined China Minmetals in 1978. From 2000 to 2002, Mr. Zhou was Commercial Counsellor of Chinese Embassy in Spain. Mr. Zhou has over 25 years of experience in international trading, strategic investment and real estate development business.

Save as disclosed above, Mr. Zhou did not hold any directorships in other listed public companies in the last three years and has no other connections with any directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company. There is no service contract between the Company and Mr. Zhou. The emoluments of directors of the Company are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions. Save as disclosed above, there are no other matters in relation to the appointment of Mr. Zhou, which need to be brought to the attention of the shareholders of the Company.

The Board would like to extend its warmest welcome to Mr. Zhou.

RESIGNATION OF EXECUTIVE DIRECTOR AND CHAIRMAN

Mr. Lin Xizhong resigned as an executive director and the chairman of the Company with effect from 28th February, 2006 due to personal reasons.

Mr. Lin has confirmed to the Board that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its sincere gratitude to Mr. Lin for his contributions towards the Company during his tenure of office.

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely Mr. Zhou Zhongshu, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 28th February, 2006



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

董事變更

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)謹此宣佈以下有關本公司董事變更：

1. 周中樞先生獲委任為本公司執行董事兼主席，生效日期為二零零六年二月二十八日；及
2. 林錫忠先生辭任本公司執行董事兼主席，生效日期為二零零六年二月二十八日。

委任執行董事兼主席

周中樞先生，現年五十三歲，獲委任為本公司執行董事兼主席，生效日期為二零零六年二月二十八日。周先生為中國五礦集團公司(「**中國五礦**」)總裁、五礦有色金屬股份有限公司及中國五礦香港控股有限公司(「**香港五礦**」)之董事長。中國五礦及香港五礦間接擁有本公司已發行股本約53.95%之權益。周先生亦為五礦發展股份有限公司(一家於上海證券交易所上市之公司)之董事長及五礦資源有限公司(一家於香港聯合交易所有限公司上市之公司)之非執行董事兼董事長。周先生畢業於中國上海外國語大學，主修西班牙語。彼在一九七八年加入中國五礦。在二零零零年至二零零二年期間，周先生曾擔任中國駐西班牙使館之商務參贊。周先生在國際貿易、策略投資及房地產發展行業擁有超過二十五年之豐富經驗。

除上文所披露者外，周先生於過去三年未有在其他上市公眾公司擔任董事職務，亦與本公司任何董事、高級管理層或主要股東或控股股東沒有其他關連。彼並無擁有任何本公司之股份權益。周先生並無與本公司訂立服務合約。本公司董事之酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。除上文所披露者外，概無任何有關委任周先生之其他事宜須知會本公司之股東。

董事會謹此表示熱烈歡迎周先生。

執行董事兼主席辭任

林錫忠先生因私人理由辭任本公司執行董事兼主席，生效日期為二零零六年二月二十八日。

林先生向董事會確認，彼與董事會並無意見分歧，亦無任何須知會本公司股東之事宜。

董事會謹此向林先生於任內對本公司所作出之貢獻致以衷心謝意。

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即周中樞先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

承董事會命
董事總經理
王幸東

香港，二零零六年二月二十八日

* *僅供識別*